MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended September 30, 2016	Year Ended December 31, 2015
	(In thousands of dollars)
Earnings Available for Fixed Charges:
Net Income (a)	$222,433	$176,545
Income Taxes	83,887	70,664
	306,320	247,209
Rents (b)	20,159	17,974
Interest (c)	95,580	104,292
Total Earnings Available for Fixed Charges	$422,059	$369,475

Preferred Dividend Requirements	$685	$685
Ratio of Income Before Income Taxes to Net Income	138%	140%
Preferred Dividend Factor on Pretax Basis	945	959
Fixed Charges (d)	112,151	117,609
Combined Fixed Charges and Preferred Stock Dividends	$113,096	$118,568
Ratio of Earnings to Fixed Charges	3.8x	3.1x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.7x	3.1x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).